Exhibit 16.1

June 5, 2017

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Standard Diversified Opportunities, Inc. (f/k/a Special Diversified Opportunities, Inc.) (the Company) and, under the date of March 22, 2017, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2016 and 2015. On May 30, 2017, we were dismissed. We have read Standard Diversified Opportunities, Inc.’s statements included under Item 4.01 of its Form 8-K dated June 5, 2017, and we agree with such statements except that we are not in a position to agree or disagree with (i) Standard Diversified Opportunities, Inc.’s statements that the dismissal was approved by the board of directors, and (ii) all of Item 4.01(b).

Very truly yours,

(signed) KPMG LLP